U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

   Hannon                Michael                   R.
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   (Last)               (First)                 (Middle)

   c/o CB Capital Partners, LLC ("CBCI, LLC")(FN 1)

   380 Madison Avenue - 12th Floor
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                                    (Street)

   New York               New York              10017
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   (City)               (State)                 (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

   1/01/2000
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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

   TeleCorp PCS, Inc. ("TLCP")
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

|X|   Director                             |X|   10% Owner
|_|   Officer (give title below)           |_|   Other (specify below)

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6. If Amendment, Date of Original (Month/Day/Year)

   11/23/1999
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7. Individual or Joint/Group Filing (Check applicable line)

   |X| Form filed by One Reporting Person

   |_| Form filed by More than One Reporting Person

================================================================================

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             Table I -- Non-Derivative Securities Beneficially Owned
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
                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect
Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.
4)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                  14,785,692                  I                    (FN 2)
------------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock                     352,956                  I                    By TeleCorp Investment
Corp., L.L.C.
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

* If the Form is filed by more than one Reporting Person see instruction
5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                           2. Date Exercisable         (Instr. 4)
Derivative
                              and Expiration Date   ---------------------------------    4. Conver-
Security:
                              (Month/Day/Year)                             Amount           sion or
Direct      6. Nature of
                           ----------------------                          or               Exercise       (D)
or         Indirect
                             Date       Expira-                            Number           Price of
Indirect       Beneficial
1. Title of Derivative       Exer-      tion                               of               Derivative
(I)            Ownership
   Security (Instr. 4)       cisable    Date        Title                  Shares           Security
(Instr. 5)     (Instr. 5)
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
Class C Common Stock         (FN 3)     N/A         Class A Common          27,489       1 for 1
I              (FN 2)
                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
Class C Common Stock         (FN 3)     N/A         Class A Common             575       1 for 1
I              By TeleCorp

Stock                                                              Investment

Corp., L.L.C.
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Class D Common Stock         (FN 3)     N/A         Class A Common         199,522       1 for 1
I              (FN 2)
                                                    Stock
------------------------------------------------------------------------------------------------------------------------------------
Class D Common Stock         (FN 3)     N/A         Class A Common           3,780       1 for 1
1              By TeleCorp

Stock                                                              Investment

Corp., L.L.C.
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

(1)   Pursuant to an internal reorganization effective as of January 1, 2000,
      (i) CB Capital Investors, LLC ("CBCI, LLC") became the successor to CB Capital Investors, L.P. ("CBCI, LP"), (ii) CB Capital Investors, Inc. ("CBCI, Inc.") became the managing member of CBCI, LLC and (iii) Chase Capital Partners ("CCP") became the manager, by delegation, of CBCI, LLC pursuant to a master advisory agreement with CBCI, Inc. The internal reorganization changed CBCI, LP's name and form of organization but did not alter the proportionate interests of its ultimate security holders.

(2) The amount shown represents the beneficial ownership of the Issuer's securities by CB Capital Investors, LLC ("CBCI, LLC"), a portion of which may be deemed attributable to the reporting person because the reporting person is a general partner of Chase Capital Partners ("CCP"), which is, by designation, a manager of CBCI, LLC pursuant to an advisory agreement with CB Capital Investors, Inc., the managing member of CBCI, LLC. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including CCP's and CBCI, LLC's internal rate of return and vesting of interests

(3) These shares are convertible at the option of the holder after receipt by the issuer of an opinion of regulatory counsel that Class A Common Stock and Voting Preference Stock can vote and be treated as a single class of stock with one vote per share and the affirmative vote of the holders of 66 2/3% or more of the Class A Common Stock.


/s/ Michael R. Hannon                                       February  , 2000
---------------------------------------------            -----------------------
    Michael R. Hannon                                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.


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